UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SIGNING DAY SPORTS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82670R 107
(CUSIP Number)

Daniel D. Nelson c/o Signing Day Sports, Inc. 8355 East Hartford Rd. Suite 100 Scottsdale, AZ 85255 (480) 220-6814
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 pages

CUSIP No. 82670R 107

1.	NAMES OF REPORTING PERSONS Daniel D. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,044,851(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER	2,044,851(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,044,851(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,200,000 shares of common stock, par value $0.0001 per share (“common stock”), of Signing Day Sports, Inc., a Delaware corporation (the “Issuer”), held by Daniel D. Nelson, (ii) 709,851 shares of common stock held by the Nelson Revocable Living Trust Agreement established on March 9, 1999 and amended and restated on November 21, 2005 (the “Nelson Trust”), (iii) 5,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, (iv) 30,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, and (v) 100,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson. Daniel D. Nelson and Jodi B. Nelson are the co-trustees of the Nelson Trust, and each of Daniel D. Nelson and Jodi B. Nelson is deemed to beneficially own the shares of common stock held by the Nelson Trust. Ms. Nelson, who is the spouse of Mr. Nelson, is deemed to beneficially own the shares of common stock beneficially owned by Mr. Nelson.

(2)	The denominator of the fraction upon which this percentage is calculated is based on 21,749,714 shares of common stock outstanding as of October 16, 2024. The numerator of the fraction upon which the percentage is calculated is based on the number of shares of common stock that were beneficially owned by Daniel D. Nelson as of October 16, 2024.

Page 3 of 8 pages

CUSIP No. 82670R 107

1.	NAMES OF REPORTING PERSONS Jodi B. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,044,851(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER	2,044,851(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,044,851(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,200,000 shares of common stock held by Daniel D. Nelson, (ii) 709,851 shares of common stock held by the Nelson Trust, (iii) 5,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, (iv) 30,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, and (v) 100,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson. Daniel D. Nelson and Jodi B. Nelson are the co-trustees of the Nelson Trust, and each of Daniel D. Nelson and Jodi B. Nelson is deemed to beneficially own the shares of common stock held by the Nelson Trust. Ms. Nelson, who is the spouse of Mr. Nelson, is deemed to beneficially own the shares of common stock beneficially owned by Mr. Nelson.

(2)	The denominator of the fraction upon which this percentage is calculated is based on 21,749,714 shares of common stock outstanding as of October 16, 2024. The numerator of the fraction upon which the percentage is calculated is based on the number of shares of common stock that were beneficially owned by Jodi B. Nelson as of October 16, 2024.

Page 4 of 8 pages

CUSIP No. 82670R 107

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) on February 12, 2024, as amended by the Schedule 13G/A (Amendment No. 1) filed with the SEC on July 8, 2024, pursuant to Rule 13d-1(d) of the Act. On October 16, 2024, each of the Reporting Persons acquired beneficial ownership of 1,000,000 shares of common stock, which constitutes an acquisition of more than 2% of the outstanding shares of common stock. The Reporting Persons are filing this Schedule 13D (this “Schedule 13D”) in connection with this acquisition.

Unless otherwise noted, the share and per share information in this Schedule 13D have been adjusted to give effect to the one-for-five (1-for-5) reverse stock split of the outstanding common stock of the Issuer which became effective on April 14, 2023.

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, par value $0.0001 per share, of Signing Day Sports, Inc., a Delaware corporation. The Issuer has its principal executive offices at 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255.

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by Daniel D. Nelson, an individual, and Jodi B. Nelson, an individual (collectively, the “Reporting Persons”), pursuant to a joint filing agreement, dated October 21, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

(b)	The business address of Daniel D. Nelson is c/o Signing Day Sports, Inc., 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255. The business address of Jodi B. Nelson is 9820 E Thompson Peak Pkwy, Lot 623, Scottsdale, AZ 85255.

(c)	Daniel D. Nelson’s principal occupation or employment is Chief Executive Officer of the Issuer, whose address is 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255. Mr. Nelson also serves as Chairman and a director on the board of directors of the Issuer. In addition, Mr. Nelson serves as chief executive officer of Daniel D. Nelson Financial Services Inc., whose address is 8355 East Hartford Rd., Suite 102, Scottsdale, AZ 85255. Jodi B. Nelson’s principal occupation or employment is Art Studio Owner and Instructor of Artistic Homeschooler, whose address is 9820 E. Thompson Peak Pkwy #623, Scottsdale, AZ 85255.

(d)	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On October 16, 2024, Daniel D. Nelson was granted 1,000,000 shares of common stock (the “Acquisition Shares”) under the Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan (the “Plan”). The Acquisition Shares were granted pursuant to terms and conditions of the Issuer’s standard form of restricted stock award agreement under the Plan in consideration for Mr. Nelson’s services provided while employed as the Chief Executive Officer of the Issuer. Copies of the Plan and the restricted stock award agreement between the Issuer and Daniel D. Nelson are filed as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

Page 5 of 8 pages

CUSIP No. 82670R 107

Prior acquisitions that were not previously reported pursuant to Regulation 13D-G consist of the following:

On June 13, 2024, the Issuer granted an award of 200,000 shares of restricted common stock under the Plan to Daniel D. Nelson. The restricted shares were granted subject to certain vesting conditions and other terms and conditions of the Issuer’s standard form of restricted stock award agreement under the Plan. A copy of the restricted stock award agreement is filed as Exhibit 4 to this Schedule 13D, and the description above is qualified in its entirety by reference to the full text of such exhibit.

On November 22, 2023, the Issuer granted an option under the Plan to purchase a total of 100,000 shares of common stock to Daniel D. Nelson pursuant to certain compensation terms of the Executive Employment Agreement, dated as of November 22, 2023, between the Issuer and Daniel D. Nelson (the “Executive Employment Agreement”). The option may be exercised at $3.10 per share. The option was granted subject to certain vesting conditions and other terms and conditions of the Issuer’s standard form of stock option agreement under the Plan. The Executive Employment Agreement was amended by the Amended and Restated Executive Employment Agreement, dated as of March 1, 2024 (the “Amended and Restated Executive Agreement”), as amended by Amendment No. 1 to Executive Employment Agreement, dated as of July 9, 2024 (the “Amendment to Executive Agreement”), between the Issuer and Mr. Nelson. Copies of the stock option agreement, the Executive Employment Agreement, the Amended and Restated Executive Agreement, and the Amendment to Executive Agreement are filed as Exhibit 5, Exhibit 6, Exhibit 7, and Exhibit 8 to this Schedule 13D, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

On November 16, 2023, the Nelson Trust, whose co-trustees are the Reporting Persons, purchased 20,000 shares of common stock for a purchase price of $100,000 in the Issuer’s initial public offering, at the initial public offering price of $5.00 per share.

In connection with the Issuer’s initial public offering, pursuant to the Underwriting Agreement, dated as of November 13, 2023, by and between the Issuer and Boustead Securities, LLC (as representative of the underwriters named therein) (“Boustead”), the executive officers, directors and stockholders holding 5% or more of the Issuer’s shares (as well as holders of convertible or exercisable securities which convert into or are exercisable into common stock), including the Reporting Persons, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they agreed, subject to certain exceptions, to a 12-month “lock-up” period from the date on which the trading of the Issuer’s common stock commences, during which, without the prior written consent of Boustead, they shall not, directly or indirectly, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any securities of the Issuer, owned either of record or beneficially by any signatory of the respective Lock-Up Agreements on the date of the prospectus or thereafter acquired, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing; (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the securities of the Company, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of securities of the Company or other securities, in cash or otherwise. The form of the Lock-Up Agreements is filed as Exhibit 9 to this Schedule 13D, and the description above is qualified in its entirety by reference to the full text of such exhibit.

On September 28, 2022, the Issuer granted an option to purchase 30,000 shares of common stock and an option to purchase 5,000 shares of common stock under the Plan to Daniel D. Nelson. The options may be exercised at $3.10 per share. The option to purchase 30,000 shares of common stock was granted subject to certain vesting conditions, which have been met as of the date of this Schedule 13D, and other terms and conditions of the Issuer’s standard form of stock option agreement under the Plan (the “Vested Option Agreement”). The option to purchase 5,000 shares of common stock was granted as fully vested on the grant date, subject to other terms and conditions of the Issuer’s standard form of stock option agreement under the Plan (the “Immediate Option Agreement”). Copies of the Vested Option Agreement and the Immediate Option Agreement are filed as Exhibit 10 and Exhibit 11 to this Schedule 13D, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

On September 22, 2022, a SAFE (Simple Agreement For Future Equity), dated as of April 23, 2021 (the “SAFE”), between the Nelson Trust and Signing Day Sports, LLC, an Arizona limited liability company (“SDS – AZ”), under which the Nelson Trust paid SDS – AZ $100,000 in exchange for certain future equity rights in SDS – AZ, was cancelled and the number of shares of common stock equal to the purchase amount under the SAFE divided by approximately $3.35, based on a $25 million valuation for the Company, or 29,851 shares, was issued to the Nelson Trust, pursuant to a Cancellation and Exchange Agreement, dated as of September 22, 2022, between the Issuer and the Nelson Trust (the “Cancellation Agreement”). Copies of the SAFE and the Cancellation Agreement are filed as Exhibit 12 and Exhibit 13 to this Schedule 13D, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

Page 6 of 8 pages

CUSIP No. 82670R 107

On October 15, 2021, the Issuer issued a 6% convertible unsecured promissory note (the “Convertible Note”) in a private placement in the amount of $1,500,000 to the Nelson Trust, whose co-trustees are the Reporting Persons. The Convertible Note incurred interest at 6% annually and was to mature on October 15, 2024. The Convertible Note contained provisions for optional and mandatory conversion and conversion price adjustments. On November 13, 2023, the Issuer issued a settlement notice to the holders of the 6% convertible unsecured promissory notes undertaking to effect conversions as if 110% of the principal being converted was being converted. The Nelson Trust also entered into a Subscription Agreement (“Subscription Agreement”) and an Investor Rights and Lockup Agreement (“Investor Rights and Lockup Agreement”) which provided information and inspection rights, registration rights, lock-up provisions, participation rights in subsequent securities offerings and private placements, and typical “drag along” and “tag along” rights. On November 16, 2023, the closing of the Issuer’s initial public offering and the listing of its common stock on the NYSE American LLC constituted a Liquidity Event (defined to include an initial public offering and national stock exchange listing of the common stock of the Issuer) with respect to the Convertible Note. As a result, on November 16, 2023, the principal of $1,500,000 outstanding under the Convertible Note automatically converted into a total of 660,000 shares of common stock, based on the conversion price of 50% of the initial public offering price of $5.00 per share, in accordance with the settlement notice described above, and the interest under the Convertible Note was waived in accordance with its terms. Copies of the Convertible Note, the Subscription Agreement, and the Investor Rights and Lockup Agreement are filed as Exhibit 14, Exhibit 15, and Exhibit 16 to this Schedule 13D, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

Jodi B. Nelson is the spouse of Daniel D. Nelson, and is deemed to beneficially own the shares of common stock beneficially owned by Mr. Nelson and to have shared voting and dispositive power over such shares.

Item 4. Purpose of Transaction.

The Reporting Persons’ acquisition of the Acquisition Shares was for investment and compensation purposes. Daniel D. Nelson has been a director of the Issuer since July 8, 2022, the Chief Executive Officer of the Issuer since November 21, 2022, and the Chairman of the Issuer since March 24, 2023. In these capacities, Mr. Nelson may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Item, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them and may change their plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, each of the Reporting Persons is the beneficial owner of a total of 2,044,851 shares of common stock, representing 9.3% of the outstanding shares of common stock of the Issuer. The shares of common stock beneficially owned consist of (i) 1,200,000 shares of common stock held by Daniel D. Nelson, (ii) 709,851 shares of common stock held by the Nelson Trust, (iii) 5,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, (iv) 30,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, and (v) 100,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson. Daniel D. Nelson and Jodi B. Nelson are the co-trustees of the Nelson Trust, and each of Daniel D. Nelson and Jodi B. Nelson is deemed to beneficially own the shares of common stock held by the Nelson Trust. Ms. Nelson, who is the spouse of Mr. Nelson, is deemed to beneficially own the shares of common stock beneficially owned by Mr. Nelson.

Page 7 of 8 pages

CUSIP No. 82670R 107

(b)	Each of the Reporting Persons has shared voting and dispositive power over the shares of common stock that are beneficially owned by either of the Reporting Persons.

(c)	Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the common stock during the past 60 days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including, but not limited to, call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, dated October 21, 2024, between Daniel D. Nelson and Jodi B. Nelson
2	Signing Day Sports, Inc. Amended and Restated 2022 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Issuer’s Registration Statement on Form S-8 filed with the SEC on September 25, 2024)
3	Restricted Stock Award Agreement, dated as of October 16, 2024, between Signing Day Sports, Inc. and Daniel D. Nelson
4	Restricted Stock Award Agreement, dated as of June 13, 2024, between Signing Day Sports, Inc. and Daniel D. Nelson
5	Stock Option Agreement, dated as of November 22, 2023, between Signing Day Sports, Inc. and Daniel D. Nelson
6	Executive Employment Agreement, dated as of November 22, 2023, between Signing Day Sports, Inc. and Daniel D. Nelson (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on November 29, 2023)
7	Amended and Restated Executive Employment Agreement, dated as of March 1, 2024, between Signing Day Sports, Inc. and Daniel D. Nelson (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 6, 2024)
8	Amendment No. 1 to Executive Employment Agreement, dated as of July 9, 2024, between Signing Day Sports, Inc. and Daniel D. Nelson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 10, 2024)
9	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Current Report on Form 8-K filed on November 17, 2023)
10	Stock Option Agreement, dated as of September 28, 2022, between Signing Day Sports, Inc. and Daniel D. Nelson
11	Stock Option Agreement, dated as of September 28, 2022, between Signing Day Sports, Inc. and Daniel D. Nelson
12	SAFE (Simple Agreement For Future Equity), dated as of April 23, 2021, between Signing Day Sports, LLC and Daniel D. Nelson
13	Cancellation and Exchange Agreement, dated as of September 22, 2022, between the Issuer and Nelson Revocable Living Trust
14	Convertible Note, dated October 15, 2021, of Signing Day Sports, Inc., issued to Nelson Revocable Living Trust
15	Subscription Agreement, dated as of October 15, 2021, between Signing Day Sports, Inc. and Nelson Revocable Living Trust
16	Investor Rights and Lock-Up Agreement, dated as of October 15, 2021, between Signing Day Sports, Inc. and Nelson Revocable Living Trust

Page 8 of 8 pages

CUSIP No. 82670R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2024

/s/ Daniel D. Nelson
Daniel D. Nelson

/s/ Jodi B. Nelson
Jodi B. Nelson